August 12, 2016

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Kathleen Collins
Melissa Kindelan

Re:	GoDaddy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 3, 2016
Form 8-K Filed February 17, 2016 (File No. 001-36904)

Ladies and Gentlemen:
On behalf of our client, GoDaddy Inc. (the “Company”), we provide this letter to supplement the letter dated May 13, 2016 submitted by the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 5, 2016, relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2015 filed on March 3, 2016 and the Form 8-K filed on February 17, 2016 (File No. 001-36904)
References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

U.S. Securities and Exchange Commission
August 12, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Key Metrics

Adjusted EBITDA, page 56

1.
You disclose that adjusted EBITDA is a measure of your performance aligning your bookings and operating expenditures and is the primary metric used to evaluate the profitability of the business. We note that this measure includes adjustments for the changes in deferred revenue and prepaid and accrued registry costs. Adjusting for changes in deferred revenue results in presenting revenue that is not earned. Similarly, your adjustment for prepaid domain name registry fees, registry deposits and registry payables results in presenting costs that have not yet been incurred. Please tell us how this measure, as presented, is consistent with your business model or revise to remove these adjustments from your adjusted EBITDA calculations. We refer you to Item 10(e)(ii)(E) of Regulation S-K.

SUPPLEMENTAL RESPONSE TO COMMENT 1: The Company respectfully refers the Staff to its earnings release reporting its results for the quarter ended June 30, 2016, issued on August 3, 2016 and furnished on a Form 8-K. The earnings release reflected the Company’s intentions to begin transitioning away from disclosing its Adjusted EBITDA measure as historically presented. In its quarterly report on Form 10-Q for the quarter ended June 30, 2016, the Company reported Adjusted EBITDA as it has historically, for consistency of presentation, though it plans to transition away from presenting Adjusted EBITDA in that manner in future reports on Forms 10-Q and 10-K.

**

U.S. Securities and Exchange Commission
August 12, 2016

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter to the undersigned at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Allison B. Spinner

Allison B. Spinner

cc:	Blake J. Irving
Nima Kelly
GoDaddy Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.